Item 1. Business

See Form 1-A, Part II, Item 7.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with (i) Shared Capital’s financial statements (see Shared Capital’s audit reports for 2020 and 2021) and (ii) the section entitled “Description of Shared Capital’s Business,” in Form 1-A, Part II, Item 7.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in Form 1-A.

Financial Performance

Shared Capital is a growing CDFI lender with healthy financials and a steadily growing loan portfolio. Over the past 5 years, Shared Capital’s assets have grown from $11.2 million to $20.9 million, and annual revenue has increased by over 400%. The gross profit from lending activities has increased by an average of 5.27% per year over the past five years. Contributed revenue from grants and donations has increased significantly, averaging less than $100,000 per year before 2018, and growing to over $2.6 million in 2021.

Operating Results

Increases in gross profit have been driven primarily by growth in annual lending volume resulting in greater outstanding loans receivable and higher earned revenue from interest and fees. 2021 net income was $407,209 on revenues of $3.6 million after dividends and provisions for loan loss reserves and taxes.

Major Capital and Funding Sources

The CDFI Fund of the US Department of Treasury is one of the Cooperative’s largest funders. The CDFI Fund offers competitive annual funding opportunities, and Shared Capital has received multiple CDFI Fund awards in recent years. In 2021, Shared Capital was awarded a grant of $1,826,265 through the CDFI Fund’s special Rapid Response Program (RRP) to support business recovery from the COVID-19 pandemic. We received grant awards from the CDFI Fund Financial Assistance program of $520,000 in 2020 and $565,000 in 2019. In addition, in 2020, we received a $1,050,000 grant award from the CDFI Fund Health Food Financing Initiative (HFFI).

We anticipate continued funding from the CDFI Fund, but we do not expect to receive CDFI Fund funding every year. The awards from the CDFI Fund are highly competitive, with more than 700 CDFIs vying for funding, and the amounts of potential awards depend on funding levels set by Congress. Most awards require a dollar-for-dollar match of the same type (i.e. grant, debt, or equity) and also depend on Shared Capital’s financial and programmatic performance and the strength of our funding proposals. Our access to funding from the CDFI Fund depends on our compliance with prior funding awards agreements, maintaining CDFI certification, and continued deployment of funds to economically disadvantaged communities in alignment with CDFI guidelines. These awards do not substantially fund operations – they are primarily used for lending capital.

In 2019, Shared Capital received a one-time $5 million multi-year award from the New World Foundation through its Quality Jobs Fund. The award supports Accelerate Employee Ownership, which is a collaborative program with national nonprofit Project Equity. The program seeks to expand employee ownership and create and sustain high quality jobs in local communities. The award supports assistance and financing to employees to purchase the business to worker cooperatives.

Liquidity and Capital Resources

Shared Capital’s cash and near-cash assets grew significantly over the past three years, giving the Cooperative the resources to expand lending activities and increase our impact in the cooperative ecosystem. Shared Capital has consistently maintained high rates of deployment of its lending capital, often at 90% or higher. Over the next five years, we anticipate continued strong and growing demand for loans but lower deployment rates as we have raised and continue to raise capital. We expect average deployment of 60-75% over the next three years increasing to 70-85% in years 4 and 5. At this time, there are no planned capital expenditures that would deplete cash reserves.

Portfolio Risk and Loan Losses

The Cooperative has a successful 40-year track record of lending, but from time to time we have experienced loan losses due to unexpected changes in the market. For example, increased competition within retail grocery led to declining financial performance and increasing rates of failure for some food cooperatives between 2016-2019, including some Shared Capital borrowers, resulting in higher loan losses during that time. Similarly, the housing crisis led to higher failure rates of some housing cooperatives, resulting in the loss by Shared Capital of two significant loans to housing co-ops in 2008 and 2011. Likewise, unforeseeable market changes in the future could potentially affect Shared Capital borrowers in affected industries or geographic areas, leading to larger than anticipated loan losses.

Trend Information

Over the past five years, we have witnessed a growing interest in cooperative models as solutions to economic and racial equity challenges, and the interest has intensified as a result of the COVID-19 pandemic. There are a growing number of cooperative development efforts in rural and urban communities across the country, and we expect to see more cooperatives forming and expanding, which will lead to further growth in the pipeline of projects seeking financing. In addition, we are seeing growing interest from philanthropy, government, and private investors in investing in cooperative development and in investing through CDFIs. We expect this focused interest to provide the opportunity for continued growth in the capital available for our work over the coming years.

Grant and contribution income is never guaranteed, but future recognition of current grant awards and new potential grant opportunities that continue to emerge signal a high likelihood that grant and contribution revenue may continue to be available for the next several years, as we continue to increase our self-sufficiency and reduce our reliance on grants for operations.

Item 3. Directors and Officers

See Form 1-A, Part II, Items 10 and 11.

Item 4. Security Ownership of Management and Certain Securityholders

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common Stock	All executive officers and directors as a group	Collectively hold 3 shares of common stock.	None	2.62%

This table is accurate as of December 31, 2021. No shareholder owns, beneficially or otherwise, more than 10% of any class of Shared Capital’s voting stock.

Item 5. Interest of Management and Others in Certain Transactions

As a cooperative association, Shared Capital regularly engages in transactions, including significant transactions with our members in the normal course of business. During the fiscal years 2019, 2020, and 2021, Shared Capital engaged in the following significant transactions related to directors and executive officers. All were in the normal course of business.

Terence Courtney is a director of Shared Capital and is also an employee of the Federation of Southern Cooperatives, which is a member, investor, and borrower of Shared Capital. The Federation of Southern Cooperatives made a $250,000 purchase of Shared Capital Class A Preferred Shares in 2020. In 2020, the Federation of Southern Cooperatives received a $500,000 line of credit from Shared Capital (partially guaranteed by the Preferred Shares), and in 2021, Shared Capital renewed another line of credit in the amount of $225,000, which had originally been approved in 2018.

Camille Kerr is a director of Shared Capital and is also a co-founder and organizer of ChiFresh Kitchen, LWCA (ChiFresh Kitchen), a worker cooperative, which is a member and borrower of Shared Capital. Shared Capital made a loan of $350,000 to ChiFresh Kitchen in 2021, and Kerr purchased $23,000 of Shared Capital Class A Preferred Shares in 2019 through a self-directed IRA.

Christina Jennings is Executive Director of Shared Capital, and serves as Treasurer on the Board of Directors for Cooperative Development Foundation (CDF). CDF made a $100,000 debt investment in Shared Capital in 2021, adding to two previous investments in 2018 and 2016.

Holly Jo Sparks is a director of Shared Capital, and is also a director at NASCO Properties, Inc., which made debt investments in Shared Capital totaling $303,856 in 2019.

Julie Ristau is a director of Shared Capital, and purchased $1,000 of Shared Capital Class A Preferred Shares in 2021.

Item 6. Other Information

There are no additional disclosures for the annual period pursuant to Form 1-U requirements.

Item 7. Financial Statements

FINANCIAL STATEMENTS

December 31, 2021 and 2020

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Shared Capital Cooperative

St. Paul, Minnesota

Opinion

We have audited the accompanying financial statements of Shared Capital Cooperative (a Minnesota Cooperative), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Capital Cooperative as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Shared Capital Cooperative and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Shared Capital Cooperative’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Wegner CPAs, LLP

Madison, Wisconsin

April 12, 2022

SHARED CAPITAL COOPERATIVE

BALANCE SHEETS

December 31, 2021 and 2020

	2021	2020
ASSETS
CURRENT ASSETS
Cash	$8,444,879	$2,840,985
Accounts Receivable	190,676	446,777
Prepaid Expenses	94,593	26,787
Accrued Interest Receivable	78,598	61,355
Current Portion of Notes Receivable	3,549,654	2,328,571

Total Current Assets	12,358,400	5,704,475

Property and Equipment - Net	28,685	19,937
Intangible Assets - Net	13,187	15,846

OTHER ASSETS
Security Deposit	3,000	3,000
Equity in Other Cooperatives	154,560	154,560
Deposit in Other Cooperative	5,000	5,000
Notes Receivable Less Current Portion - Net of Loan Loss Allowance	8,245,907	9,996,331
Deferred Taxes	87,000	456,000

Total Assets	$20,895,739	$16,355,149

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable	$17,721	$22,733
Accrued Expenses	19,508	15,944
Deferred Revenue	735,688	100,000
Funds Held for Others	331,039	324,749
Income Taxes Payable	31,020	17,998
Current Portion of Accured Interest Payable	173,168	141,209
Current Portion of Long-Term Debt	3,368,186	3,509,525

Total Current Liabilities	4,676,330	4,132,158

LONG-TERM LIABILITIES

Accrued Interest Payable Net of Current Portion	150,991	124,234
Long-Term Debt Net of Current Portion and Loan Costs	12,840,893	9,348,073

Total Liabilities	17,668,214	13,604,465

EQUITY
Preferred Stock, $10 Par Value, 500,000 Shares Authorized,
259,015 and 250,447 Shared Issued and Outstanding	2,590,147	2,504,467
Common Stock - Voting, $10 Par Value, 1,000 Shares Authorized,
17 and 392 Shares Issued and Outstanding	4,170	3,920
Common Stock - Nonvoting, $10 par Value, 500,000 Shares
Authorized, 155,790 and 155,792 Shares Issued and Outstanding	1,557,901	1,557,921
Additional Paid-In Capital	657,590	642,893
Retained Patronage	82,785	42,090
Accumulated Deficit	(1,665,068)	(2,000,597)

Total Equity	3,227,525	2,750,694

Total Liabilities and Equity	$20,895,739	$16,355,159

See accompanying notes.

SHARED CAPITAL COOPERATIVE

STATEMENTS OF INCOME

Years Ended December 31, 2021 and 2020

	2021	2020
REVENUE
Interest Income - Loans	$871,207	$743,138
Interest Income - Cash Accounts	13,580	7,919
Loan Fees	107,873	122,273
Loan Recovery Income	11,826	53,299
Grants and Contributions	2,634,706	1,178,054
Consulting Income	700	3,900
Other	10,000	9,400

Total Revenue	3,649,892	2,117,983

EXPENSES
Provision for Loan Losses	912,731	260,568
Personnel	680,657	555,009
Outside Services	419,267	93,839
Interest	303,233	226,509
Contributions	185,000	210,000
Professional Servies	81,558	66,473
Advertising	60,139	26,815
Occupancy	55,096	50,896
Office Supplies	34,070	32,332
Depreciation and Amortization	18,732	15,834
Seminars, Travel, Training	12,884	13,497
Fees	11,239	1,577
Dues	8,749	8,621
Board Expense	824	46
Total Expenses	2,784,179	1,562,016
Net Income Before Income Taxes and Patronage Dividend	865,713	555,967

Provision for Income Taxes	(417,809)	(177,998)
Patronage Dividend	(40,695)	(29,726)

Net Income	$407,209	$348,243

See accompanying notes.

SHARED CAPITAL COOPERATIVE

STATEMENTS OF EQUITY

Years Ended December 31, 2021 and 2020

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity

Balance December 31, 2019	$2,164,467	$5,320	$1,554,429	$622,668	$12,532	$(2,348,840)	$2,010,576

Purchases	340,000	360	2,020	23,365			365,745
Redemptions	-	(430)	(20)	(3,140)	(6)		(3,596)
Stock Converted	-	(1,330)	1,492		(162)		-
Patronage Dividend	-				29,726		29,726
Net Income	-					348,243	348,243
							-
Balance December 31, 2020	2,504,467	3,920	1,557,921	642,893	42,090	(2,000,597)	2,750,694
							-
Purchases	14,000	270		17,010			31,280
Redemptions		(20)		(2,333)			(2,353)
Stock Converted			(20)	20			-
Preferred Stock Dividend	71,680					(71,680)	-
Patronage Dividend					40,695		40,695
Net Income						407,209	407,209
							-
Balance December 31, 2021	$2,590,147	$4,170	$1,557,901	$657,590	$82,785	$(1,665,068)	$3,227,525

See accompanying notes.

SHARED CAPITAL COOPERATIVE

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$407,209	$348,243
Adjustments to Reconcile Net Income to
Net Cash Flows from Operating Activities
Depreciation and Amortization	18,732	15,834
Change in Loan Loss Allowance	544,567	131,461
Deferred Taxes	369,000	160,000
(Increase) Decrease in Assets
Accounts Receivable	256,101	(139,680)
Prepaid Expenses	(67,806)	(723)
Accrued Interest Receivable	(17,243)	(15,638)
Increase (Decrease) in Liabilities
Accounts Payable	(5,002)	(4,788)
Accrued Expenses	3,564	(150)
Deferred Revenue	635,688	92,000
Funds Held for Others	6,290	41,353
Income Taxes Payable	13,022	17,342
Accrued Interest Payable	58,716	(73,543)

Net Cash Flows from Operating Activities	2,222,838	571,711

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Notes Receivable	2,890,587	2,069,704
Purchases of Property and Equipment	(24,821)	(3,180)
Issuance of Notes Receivable	(2,905,813)	(4,205,851)

Net Cash Flows from Investing Activities	(40,047)	(2,139,327)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Long-Term Debt	4,366,875	2,914,641
Payments on Long-Term Debt	(1,016,281)	(722,750)
Amortization of Loan Costs	887	886
Purchases of Common Stock	17,280	25,745
Redemptions of Common Stock	(2,353)	(3,590)
Purchases of Preferred Stock	14,000	340,000
Patronage Dividend Retained	40,695	29,726
Redemptions of Retained Patronage	-	(6)

Net Cash Flows from Financing Activities	3,421,103	2,584,652

Net Change in Cash	5,603,894	1,017,036

Cash at Beginning of Year	2,840,985	1,823,949

Cash at End of Year	$8,444,879	$2,840,985

SUPPLEMENTARY DISCLOSURES
Cash Paid for Interest	$243,630	$299,166
Cash Paid for Income Taxes	17,998	656

See accompanying notes.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Shared Capital Cooperative (Shared Capital) is a member-owned and member-governed financial intermediary providing loans to support the growth and development of cooperative enterprises. Shared Capital is certified as a Community Development Financial Institution (CDFI) by the United States Department of Treasury and provides financing to consumer, worker, housing, and producer cooperatives and their members throughout the United States. Shared Capital’s mission is to build a just, equitable, and democratic economy by investing in cooperative enterprises.

Formed in 1978, Shared Capital is organized as a cooperative association under Chapter 308A of Minnesota law and has 300 member cooperatives and 100 individual members. Shared Capital obtains funds from its members as well as from non-member individuals and institutions interested in supporting the cooperative economy.

Accounts Receivable

Shared Capital considers all accounts receivables to be fully collectible based on historical experience. Accordingly, no allowance for doubtful accounts has been established. If amounts become uncollectible, they will be charged to operations when that determination is made.

Notes Receivable

Shared Capital provides commercial loans to cooperatively owned businesses and housing organizations throughout the United States. The ability of the borrowers to honor their contracts is dependent upon sound management of the cooperative, general economic conditions, and the value of collateral, including real estate, equipment, and other business assets securing the loan.

Notes receivable are stated at unpaid principal balances, less an allowance for loan losses. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amount outstanding.

Loans are placed on non-accrual status or written off if all or a portion of the loan is deemed to be uncollectible by management based on economic conditions, business conditions, and collection efforts. It is Shared Capital’s policy that any loan that is more than 120 days delinquent will be written off unless management determines that repayment of the loan is imminent, whether through collections, liquidation, or foreclosure. The Board of Directors must approve the write off of any loan, generally upon recommendation from the Loan and Finance Committees.

Property and Equipment

Purchases of property and equipment over $1,000 are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets consist of website development and trademark costs. Website development costs are amortized over 3 years and trademark costs are amortized over 10 years using the straight-line method.

Allowance for Loan Losses

The allowance for loan losses is a non-cash reserve established against potential or expected losses on loans. Each loan in the portfolio is assigned a risk rating and each rating has a corresponding percentage that must be set aside as an allowance. The ratings and the allowance are evaluated regularly by management based upon qualitative factors that require a high degree of management judgment. These factors include adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral, and prevailing economic conditions. The Loan Committee establishes initial risk ratings at the time loans are approved and must approve any changes to ratings. On a quarterly basis the Loan Committee reviews and approves all risk ratings and the allowance for loan losses. The Board of Directors reviews the allowance and risk ratings at least annually. In addition to the accrual-based allowance for loan losses, Shared Capital holds cash reserves for its loans made through the Accelerate Employee Ownership Program. At December 31, 2021 and 2020, these cash reserves totaled $290,000 and $200,000.

The allowance for loan losses is established as losses are estimated. Loan losses are charged against the allowance when management believes the loan is uncollectible. Subsequent recoveries are recorded as loan recovery income.

Loan costs

Loan costs are the cost, including legal fees, associated with obtaining specific long-term liabilities. Loan costs of $10,318 incurred in 2019 are being amortized over the length of the underlying note payable. Amortization of loan costs, recorded as interest expense in the statements of income, was $887 and $886 for 2021 and 2020. Accumulated amortization was $2,225 and $1,338 at December 31, 2021 and 2020.

Subscription fees

Subscription fees consist of costs associated with the issuance of equity in Shared Capital and are recorded on the balance sheets as a reduction of additional paid-in capital. Subscription fees totaled $100,580 at December 31, 2021 and 2020.

Advertising

Advertising costs are expensed as incurred.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Shared Capital is taxed as a cooperative and is subject to the provisions of Subchapter T of the Internal Revenue Code. The Bylaws of Shared Capital require the cooperative to annually distribute net income from patronage to its members, based on their patronage with Shared Capital, at the discretion of the Board of Directors. Distributions in the form of qualified patronage dividends reduce Shared Capital’s income tax liability. However, losses in Shared Capital’s patronage business may be carried forward to offset future distributions of net income from patronage.

Revenue Recognition

Grants and contributions revenue is recognized when Shared Capital fulfills its performance obligations required by an award. Conditional awards that have been received but have not yet been recognized as revenue are shown as Deferred Revenue on the balance sheets.

Loan fees revenue consist of non-refundable commitment fees, which are recognized as income when a loan is approved; loan origination fees, which are recognized as income when a loan is closed; and loan servicing fees received from participating lenders/investors and organizations for whom Shared Capital services loans, which are recognized as income when earned.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Date of Management’s Review

Management has evaluated subsequent events through April 12, 2021, the date which the financial statements were available to be issued.

COVID-19 Pandemic

The COVID-19 outbreak in the United States that escalated in spring 2020 has resulted in possible economic hardships for Shared Capital’s borrowers, investors, and funders. This development could potentially have an adverse effect on Shared Capital’s future revenue. However, the financial impact and duration cannot be reasonably estimated at this time.

NOTE 2 - CONCENTRATION OF CREDIT RISK

Shared Capital maintains cash balances at two financial institutions located throughout the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2021 and 2020, Shared Capital’s uninsured cash balances totaled approximately $7,958,000 and $2,322,000.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 3 - EQUITY IN OTHER COOPERATIVES

Shared Capital holds a limited number of equity investments as part of its financing activities. These include $10,000 of preferred stock held in one cooperative, and 5% ownership in each of two limited liability companies, which own commercial buildings that are leased to cooperatives as part of New Market Tax Credit projects. These investments are recorded at cost. The two LLC investments are expected to be redeemed in 2022 when the New Market Tax Credit projects unwind.

NOTE 4 - DEPOSIT IN OTHER COOPERATIVE

Shared Capital holds $5,000 of Class B membership shares in National Consumer Cooperative Bank, the holding company for National Cooperative Bank. Shared Capital does not consider this part of financing activities or the investment portfolio.

NOTE 5 - NOTES RECEIVABLE

Recorded investments in loans by portfolio segment at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Cooperative housing mortgage loans	$3,200,753	$4,534,441
Cooperative business mortgage loans	875,610	834,180
Cooperative business loans	9,018,779	7,703,940
Loans to individuals to purchase cooperative housing (Share)	76,886	84,241
Total notes receivable	13,172,028	13,156,802
Less allowance for loan losses	1,376,467	831,900
Notes receivable - net	$11,795,561	$12,324,902

In addition to the loans summarized above, December 31, 2021 and 2020 Shared Capital serviced $2,574,649 and $3,209,270 in off-balance sheet loans, including $2,374,291 and $3,006,733 of loan participations, which have been sold to other lenders and loan funds administered for other organizations.

Descriptions of the loan portfolio segments are as follows:

●	Cooperative housing mortgage loans are loans for multifamily housing properties secured by a mortgage.

●	Cooperative business mortgage loans are loans for commercial real estate secured by a mortgage.

●	Cooperative business loans are loans secured by other business assets excluding real estate.

●	Loans to individuals are loans to purchase cooperative housing.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 5 - NOTES RECEIVABLE (continued)

The change in the allowance for loans losses in 2021 and 2020 consisted of the following:

	2021	2020
Beginning allowance	$831,900	$700,439
Loans written off	(358,164)	(121,638)
Increase in provision for loan losses	902,731	253,099
Ending allowance	$1,376,467	$831,900

The allowance for loan losses by portfolio segment at December 31, 2021 and 2020 was as follows:

	Cooperative housing mortage loans	Cooperative businss mortgage loans	Cooperative business loans	Loans to individuals (Share)	Total

Beginning allowance	$110,712	$32,025	$688,742	$421	$831,900
Loans written off	-	-	(358,164)	-	(358,164)
Increase (decrease)	(26,203)	1,202	927,769	(37)	902,731
2021 Ending allowance	$84,509	$33,227	$1,258,347	$384	$1,376,467
Beginning allowance	$477,778	$137,727	$79,563	$5,371	$700,439
Loans written off	-	-	(121,638)	-	(121,638)
Increase	(367,066)	(105,702)	730,817	(4,950)	253,099
2020 Ending allowance	$110,712	$32,025	$688,742	$421	$831,900

The aging of loans by portfolio segment at December 31, 2021 and 2020 was as follows:

	Cooperative housing mortage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Total
Current	$3,200,751	$875,611	$9,018,780	$76,886	$13,172,028
31 - 90	-	-	-	-	-
90 + days	-	-	-	-	-
2021 Total	$3,200,751	$875,611	$9,018,780	$76,886	$13,172,028
Current	$4,534,442	$834,180	$7,703,939	$84,241	$11,020,655
31 - 90	-	-	-	-	-
90 + days	-	-	-	-	-
2020 Total	$4,534,442	$834,180	$7,703,939	$84,241	$13,156,802

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 5 - NOTES RECEIVABLE (continued)

The credit quality of loans receivable at December 31, 2021 and 2020 was as follows:

	Cooperative housing mortage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Total
A	$1,381,412	$-	$28,121	$76,886	$1,486,419
B	1,239,038	527,699	2,278,203	-	4,044,940
C	490,119	347,912	4,133,971	-	4,972,002
D	90,182	-	999,664	-	1,089,846
E	-	-	344,452	-	344,452
F	-	-	720,387	-	720,387
G	-	-	513,982	-	513,982
2021 Total	$3,200,751	$875,611	$9,018,780	$76,886	$13,172,028
A	$2,087,154	$-	$159,826	$84,241	$2,331,221
B	1,851,630	484,180	1,420,423	-	3,756,233
C	505,476	350,000	3,836,725	-	4,692,201
D	90,182	-	1,509,109	-	1,599,291
E	-	-	374,635	-	374,635
F	-	-	65,141	-	65,141
G	-	-	338,080	-	338,080
2020 Total	$4,534,442	$834,180	$7,703,939	$84,241	$13,156,802

The categories used to assess the risk profile within the loan portfolio are as follows:

Category	Description of Creditworthiness	Commercial	Share
A+	Highest credit quality, borrower is stable and reliable	0%	0%
A	Borrower is stable and reliable	1%	0.5%
B	Good borrower, but some recent internal or external changes	3%	2%
C	Good borrower, but recent significant internal or external changes	5%	3%
D	Borrower is either rebounding or heading into a period of significant difficulties	10%	6%
E	Relatively weak borrower facing some internal or external challenges	15%	10%
F	Weak borrower facing significant challenges	25+ %	25+ %
G	Doubtful	Up to 100%	Up to 100%

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 5 - NOTES RECEIVABLE (continued)

Loans are considered impaired if it is likely that at least some of the principal and interest payments will not be collected. All loans are individually reviewed for impairment. Two business loans totaling $358,164 were written off as uncollectable in 2021. One business loan totaling $121,638 was written off as uncollectable in 2020.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Leasehold improvements	$16,333	$11,321
Office equipment and furniture	69,847	51,426
Property and equipment	86,180	62,747
Less accumulated depreciation	57,495	42,810
Property and equipment - net	$28,685	$19,937

Depreciation expense for 2021 and 2020 was $16,073 and $13,174.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Intangible assets - gross	$44,656	$44,656
Less accumulated amortization	31,469	28,810
Intangible assets - net	$13,187	$15,846

Amortization expense for 2021 and 2020 was $2,659 and $2,660.

NOTE 8 - LINE OF CREDIT

Shared Capital has a $500,000 line of credit with National Cooperative Bank secured by cash deposits, which was established in 2017 and renewed in 2021. The line of credit expires in September 2023. It bears an interest rate of 30-day Averaged Secured Overnight Financing Rate plus 225 basis points. There was no outstanding balance on the line of credit at December 31, 2021 and 2020.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 9 - LEASE ARRANGEMENTS

Shared Capital leases office space in St. Paul, Minnesota under an operating lease that expires in July 2022. Shared Capital also leased workspace in a shared office in Northampton, Massachusetts under a month-to-month arrangement through August 2021.

Rent expense was $41,283 and $38,859 for 2021 and 2020. Future minimum lease payments are $20,125 for 2022.

NOTE 10 - LONG-TERM DEBT

Long-term debt consists of various notes payable to institutional investors, other cooperatives, and individuals.

Long-term debt at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Senior loans payable	$10,197,034	$6,620,167
Subordinate loans payable	5,915,068	5,643,090
Sub-subordinate loans payable	-	500,000
Paycheck Protection Program loan	105,070	103,321
Long-term debt	16,217,172	12,866,578
Less loan costs	8,093	8,980
Long-term debt net of loan costs	$16,209,079	$12,857,598

Long-term debt at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Due on demand	$1,474,170	$1,645,820
Due in 2021	-	1,863,705
Due in 2022	1,894,016	-
Long-term debt net of current portion and loan costs	12,840,893	9,348,073
Long-term debt net of loan costs	$16,209,079	$12,857,598

Some of the loans payable are subject to covenants as outlined in the loan agreements.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 10 - LONG-TERM DEBT (continued)

Future minimum principal payments on long-term debt consist of the following:

2021
Due on demand	$1,474,170

2022	1,894,016
2023	1,763,813
2024	2,219,201
2025	840,662
2026	906,747
Thereafter	7,118,563
Long-term debt	$16,217,172

The notes payable at December 31, 2021 and 2020 have interest rates ranging from 0% to 4.5%, are unsecured, and mature through 2034.

In April 2020, the Cooperative applied for a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) implemented by the United States Small Business Administration (SBA) to help cover payroll costs, rent, and utilities during the COVID-19 outbreak. The Cooperative received a 1% interest loan from this program, repayable over 24 months, in the amount of $103,321. If the Cooperative is able to meet certain criteria set forth by the CARES Act, the loan may qualify for partial or full forgiveness as long as the loan is used keep employees and pay eligible costs during the eligible period after receiving the loan. The Cooperative applied for forgiveness during 2021 and is currently waiting on a final determination of forgiveness status from the SBA.

The Cooperative must retain PPP documentation in its files for six years after the date the loan is forgiven or repaid in full and permit authorized representatives of SBA to access such files upon request. SBA may review any loan at any time at its discretion. Therefore, SBA may review the Cooperative’s good-faith certification concerning the necessity of its loan request, whether the Cooperative calculated the loan amount correctly, whether the Cooperative used loan proceeds for the allowable uses specified in the CARES Act, and whether the Cooperative is entitled to loan forgiveness in the amount claimed on its application. If SBA determines the Cooperative was ineligible for the loan or for forgiveness in whole or in part, SBA will seek repayment of the outstanding loan balance.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 11 - FUNDS HELD FOR OTHERS

Shared Capital has an agreement with NASCO Development Services (NDS) to provide loan servicing functions for its Kagawa Fund. Shared Capital accumulates principal and interest collections, net of remitting interest due to investors of the Kagawa Fund, for use in providing additional loans on behalf of Kagawa Fund. NDS and the Kagawa Fund investors bear all risk of loss pertaining to these loans. Shared Capital receives a servicing fee for administering the portfolio and closing and origination fees on new loans issued.

At December 31, 2021 and 2020, Shared Capital held $331,039 and $324,749 in funds payable to NDS and available for lending. At December 31, 2021 and 2020, Shared Capital was servicing $200,358 and $202,537 of loans for the Kagawa Fund, which were not recorded on Shared Capital’s balance sheets.

NOTE 12 - PREFERRED STOCK

At the discretion of the Board of Directors, Shared Capital may pay holders of preferred stock an annual dividend of up to 8% in the form of cash, additional shares of preferred stock, or equity credits. The preferred stock has no voting rights and shares may only be transferred upon the approval of the Board of Directors. The preferred stock has a liquidation preference over other equity.

Shared Capital has an agreement with an investor that allows the investor to redeem all or part of its $500,000 of preferred stock under certain conditions beginning in April 2021.

NOTE 13 - DIVIDENDS

In 2021 Shared Capital’s Board of Directors declared a preferred stock dividend in the amount of $71,680. No preferred stock dividends were declared during 2020.

Shared Capital’s Board of Directors declared nonqualified patronage dividends on 2021 earnings in the amount of $40,695 and on 2020 earnings in the amount of $29,726. The dividends were recorded as a component of retained patronage on the balance sheets. The dividends will not be tax deductible to Shared Capital until the year the cash is disbursed to the cooperative’s members.

NOTE 14 - INCOME TAXES

The provision for income taxes for 2021 and 2020 was comprised of the following:

	2021	2020
Current federal income tax expense	$(9,653)	$-
Current state income tax expense	(39,156)	(17,998)
Deferred income tax expense	(369,000)	(160,000)
Provision for income taxes	$(417,809)	$(177,998)

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 14 - INCOME TAXES (continued)

Shared Capital has federal net operating loss carry forwards of approximately $286,000 that have an indefinite life. Additionally, Minnesota net operating loss carry forwards of approximately $735,000 begin to expire in 2028.

Deferred taxes consists of the future tax effects of net operating loss carryforwards and timing differences between costs recorded as expenses for financial statement purposes and deductions for income tax purposes.

Shared Capital’s total deferred tax asset, valuation allowance, and total deferred tax liability at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Total deferred tax asset	$117,000	$488,000
Valuation allowance	-	-
Total deferred tax liability	(30,000)	(32,000)
Deferred taxes	$87,000	$456,000

Realization of the deferred tax asset is primarily dependent upon sufficient future taxable income during the net operating loss carry forward period.

NOTE 15 - MULTI-YEAR AWARD

In January 2019 Shared Capital finalized a financial arrangement with a funder, New World Foundation. New World Foundation provided Shared Capital with a $4,000,000 forgivable loan. The award will be used to provide loans to other borrowers meeting certain conditions. $1,500,000 of this amount was received in each of 2021 and 2019.

Upon meeting certain benchmarks, all or parts of Shared Capital’s loan payable to New World Foundation will be forgiven in future years. Under the terms of its agreement with a subrecipient organization, Project Equity, Shared Capital will retain 40% of any funds that are forgiven, and the other 60% will be allocated to Project Equity. None of the loans were forgiven in 2021 and 2020.

New World Foundation also provided a $1,000,000 multi-year grant award to Shared Capital. 60% of the award will be allocated to a subrecipient organization, Project Equity. For 2021 and 2020, $275,000 and $325,000 of the award was recognized as grants and contributions revenue for Shared Capital, and $185,000 and $210,000 was contributed to Project Equity.

NOTE 16 - RETIREMENT PLAN

Shared Capital has established a salary deferral retirement plan with matching contributions for participating employees. The plan has received IRS approval under Section 408(p) of the Internal Revenue Code. The plan covers all employees who have met certain service requirements. Shared Capital will match the elective contributions of an employee in an amount not exceeding 3% of the employee’s compensation. Matching contributions totaled $14,830 and $12,217 for 2021 and 2020.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 17 - RELATED PARTIES

Several directors of Shared Capital are employed by, or are directors of, Shared Capital member organizations or other organizations that borrow from, lend to, or hold common or preferred stock in Shared Capital. Several Shared Capital directors as well as several staff members are members of the cooperative’s individual class of members and hold common stock. They may also lend to Shared Capital.

Several staff members are directors of member organizations or other organizations that borrow from, lend to, or hold common or preferred stock in Shared Capital. A director of Shared Capital is an employee of a cooperative that is a member of one of the two LLCs in which Shared Capital holds an equity investment. A non-director member of Shared Capital’s finance committee is an employee of a cooperative that is a member of the other LLC.

Such activities were in the ordinary course of business at normal credit terms, including interest rates and collateralization, and do not represent more than a normal risk of collection.

Significant related party activities for 2021 and 2020 are summarized as follows:

	2021	2020
Equity and deposits in related parties	$138,560	$154,560
Notes receivable from related parties	1,748,106	329,862
Long-term debt payable to related parties	1,043,205	410,696
Preferred stock held by related parties	656,807	440,159
Interest income earned from related parties	97,820	31,052
Interest expense incurred to related parties	25,652	11,057

Additionally, an employee of National Cooperative Bank, from which Shared Capital has a line of credit disclosed in Note 7, is a member of Shared Capital’s loan committee.

NOTE 18 - COMMITMENTS

As of December 31, 2021, Shared Capital has made commitments of approximately $1,995,000 to lend funds in the normal course of business to meet the financing needs of its members. These are commitments to extend credit that involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

Item 8. Exhibits

Exhibit 2(a)(i):	Articles of Incorporation as Restated*
Exhibit 2(a)(ii):	All Amendments to Articles of Incorporation after Restatement*
Exhibit 2(b):	Bylaws in Effect as of the Date of the Offering Statement*
Exhibit 3(a):	Form of Investment Note*
Exhibit 4(a):	Form of Shared Capital Cooperative Subscription Agreement for Class A Preferred Stock*
Exhibit 4(b):	Form of Shared Capital Cooperative Subscription Agreement for an Investment Note*
Exhibit 6(a):	CDFI Fund Assistance Agreement (1/27/2021)*
Exhibit 6(b):	CDFI 2021 RRP Assistance Agreement*
Exhibit 11:	Auditor Letter of Consent*
Exhibit 12:	Opinion of Counsel re: Legality of Securities Offered*

*	Previously filed

Signatures

Pursuant to the requirement of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shared Capital Cooperative, a Minnesota Cooperative Corporation

By

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	April 25, 2022

Pursuant to the requirement of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Mark Downey
Name	Mark Downey
Title	Director of Finance and Operations
Date	April 25, 2022

Signature	/s/ Alex Betzenheimer
Name	Alex Betzenheimer
Title	President and Director
Date	April 21, 2022

Signature	/s/ Gail Patrice Anthony
Name	Gail Patrice Anthony
Title	Vice President and Director
Date	April 25, 2022

Signature	/s/ Repa Mekha
Name	Repa Mekha
Title	Secretary and Director
Date	April 25, 2022

Signature	/s/ Pamela Standing
Name	Pamela Standing
Title	Director
Date	April 25, 2022

Signature	/s/ Holly Jo Sparks
Name	Holly Jo Sparks
Title	Director
Date	April 25, 2022

Signature	/s/ Thomas Beckett
Name	Thomas Beckett
Title	Director
Date	April 25, 2022